Exhibit 1.01

Medigus Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2017

Conflict Minerals Report of Medigus Ltd. in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of Medigus Ltd. (“Medigus”) for calendar year 2017, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” and the “Exchange Act,” respectively). Numerous terms that appear in this Report are defined in Rule 13p-1 and Form SD. Please see those sources, as well as Exchange Act Release No. 34-67716 (August 22, 2012) for the relevant definitions.1

Medigus fully supports the goals and objectives of Section 1502 of the Dodd- Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Covered Countries”). Conflict Minerals include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”), and gold.

In accordance with Rule 13p-1, Medigus carries out due diligence reasonably designed to (i) identify whether there are any Conflict Minerals necessary to the functionality or production of products manufactured by Medigus or contracted by Medigus to be manufactured by third parties, and if so, (ii) determine whether any of the minerals originated in the DRC or a Covered Country, or are from recycled or scrap sources. Medigus has designed its due diligence in accordance with the principles and procedures described further below, some of which are based on similar procedures that are utilized under the Responsible Minerals Initiative (the “RMI”), formerly the Conflict-Free Sourcing Initiative, for responsible sourcing of minerals.

As a result of Medigus’ due diligence efforts for the year covered by this Report, Medigus determined, to its knowledge, that its Medigus Ultrasonic Surgical Endostapler, or MUSE™, system, including its component sub-products, which consist of a single-use endostapler, a miniature camera and ultrasound sensor, as well as a control console offering a video image transmitted from the tip of the endostapler, may contain Conflict Minerals. The MUSE™ system is an FDA-cleared and CE-marked product that enables a trans-orifice, or scar less, procedure through a natural opening in the body, that requires no incision for the treatment of Gastroesophageal Reflux Disease (“GERD”), by reconstruction of the esophageal valve where the stomach and the esophagus meet.

Medigus has concluded in good faith that, with respect to the MUSE™, system and its component sub-products, the potential Conflict Minerals that these final products contain are “DRC Conflict Undeterminable.” While Medigus takes its conflict mineral compliance very seriously, Medigus, as a purchaser of finished supplies, remains many layers removed from the mining of any potential Conflict Minerals that may be contained in its final products. Furthermore, Medigus does not buy raw ore or unrefined Conflict Minerals, or make purchases from the Covered Countries. Thus, Medigus cannot determine the origin of any potential Conflict Minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners in Medigus’ supply chain — whom Medigus typically does not know, due to being so far removed from them in the supply chain — are in the best position to know the origin of the ores.

Section (1) Due Diligence

Medigus has taken the following measures to exercise due diligence on the source and chain of custody of the potential Conflict Minerals in its products. With respect to the period covered, the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on similar procedures that are utilized under the RMI:

1.	Medigus has established a management system for Conflict Minerals.

a.	Medigus has adopted and implemented a Conflict Minerals compliance policy and procedures.

b.	Medigus has structured internal management to support supply chain due diligence.

1 Final rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf

2.	Medigus has established a cross-functional Conflict Minerals Task Force (the “Task Force”) which meets periodically to review Medigus’ products and production processes and identify any necessary potential Conflict Minerals related to them. The Task Force includes the VP of Operations, the Logistics Chain Manager, the R&D manager, the Quality Assurance Manager and the Production Manager. The Task Force may include or consult with other relevant Medigus personnel as necessary.

a.	The Task Force develops a list of components related to Medigus’ products or production processes which the Task Force believes may contain a potential conflict mineral. The Task Force reviews and updates the list periodically (as its members may deem relevant).

b.	Supplier information for each of the components is attached to the list.

c.	Medigus contacts each of the suppliers to determine whether the specific component contains a potential conflict mineral. If it is determined that the component contains a potential conflict material, or if the supplier is unable to say if the component contains a conflict mineral, then Medigus sends the supplier a follow-up letter (Medigus Supplier Conflict Minerals Letter) describing Conflict Minerals and Medigus’ commitment to Conflict Minerals compliance.

d.	The Medigus Supplier Conflict Minerals Letter also requests that the supplier determine whether any potential Conflict Minerals are included in its component, and if so, whether any such minerals originate in a Covered Country.

e.	Medigus follows up with each supplier to whom it sends this follow-up letter, to ensure a response.

3.	Medigus has adopted a conflicts mineral provision for its agreements with suppliers which will be incorporated into new supply contracts and inserted into existing contracts as they are renewed.

4.	Medigus has designed and implemented a strategy to respond to identified risks. Medigus’ strategy includes the following:

a.	Medigus works with suppliers to identify and use alternate sub-suppliers for any component deemed to include Conflict Minerals from a Covered Country.

b.	The Task Force communicates findings of supply chain risk assessment to the VP of Operations of Medigus.

c.	Medigus has mechanisms in place whereby Medigus employees can report violations of policies. Medigus informs relevant employees as to its Conflict Minerals Policy.

5.	Medigus makes its Conflict Minerals Policy and any related reports available on its website.

The due diligence outlined above has mitigated the risk that components necessary to the functions or production of Medigus’ products are made from Conflict Minerals. Medigus continues to improve its due diligence by (a) continuing to communicate and work with its direct suppliers to ensure, to the best of Medigus’ ability, a Conflict Mineral-free supply chain and (b) expanding the number of supplier contracts containing a Conflict Minerals clause. Medigus intends to take the additional steps, as needed, to mitigate the risk that the necessary Conflict Minerals contained in its products benefit armed groups. These steps will encourage suppliers to source from smelters and refiners that are compliant and to continue to monitor and to improve their own traceability measures.

Section (2) Product Description

Based on Medigus’ due diligence, Medigus determined for the period covered by this Report that the Medigus products listed below have production processes which actually or potentially utilize Conflict Minerals, and that the final products are “DRC Conflict Undeterminable.”

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1.	MUSE™ system, including its component sub-products, consisting of (i) a single-use endostapler, (ii) a miniature video camera, (iii) ultrasound sensor and (iv) a control console offering a video image transmitted from the tip of the endostapler. The main raw materials required for the MUSE™ system include electronic components, mechanical components, lighting components, tubes and cables. Some of these raw materials contain or may contain Conflict Minerals, as detailed below:

(i)	Single-use endostapler: The endostapler is manufactured by Medigus in Omer, Israel. This endostapler enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. The staples are composed of titanium (a number of titanium alloys contain tin and/or tantalum, Conflict Minerals). In addition, the electronic components may contain potential Conflict Minerals.

(ii)	Miniature video camera: The miniature video camera is manufactured by Medigus in Omer, Israel. This camera is approximately 3.2 millimeters in diameter, and is based on single-use Complementary Metal Oxide Semiconductor (“CMOS”), image sensors. These CMOS sensors may contain gold, a Conflict Mineral.

(iii)	Ultrasound sensor: The ultrasound sensor contains ultrasound apparatus, consisting of piezo electric element and wires. This ultrasonic guidance system is manufactured by a third-party supplier in China, and is used to measure the distance between the anvil and the cartridge of the stapler, to ensure their proper alignment and tissue thickness. This apparatus may contain tin, a Conflict Mineral.

(iv)	Control console: The control console offers a video image transmitted from the tip of the endostapler. The console is manufactured by Medigus in Omer, Israel and contains tin, gold and tantalum, each a Conflict Mineral.

2.	Miniature video cameras: Medigus has developed miniaturized video cameras that are sold separately, for use in various medical procedures, as well as for specialized industrial applications. As described in paragraph 1(ii) above (for the miniature video cameras incorporated into the MUSE™ system), each such miniature video camera and its control console contains tin, gold and tantalum, each a Conflict Mineral. These video cameras are manufactured by Medigus.

Because Medigus, as a purchaser of certain finished parts, and its direct suppliers, are several layers removed from the mining of any Conflict Minerals that may be contained in the MUSE™ system generally and Medigus’ miniaturized video cameras particularly, Medigus is unable to determine the origin of these minerals with any certainty.

Forward Looking Statements

Forward looking statements in this Conflict Minerals Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Conflict Minerals Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward looking statements that involve risks and uncertainties. Actual results could differ materially from the forward looking statements. Words such as “expects,” “anticipates,” “intends,” variations of these words, and similar expressions are intended to identify such forward looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Conflict Minerals Report, or any forward looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

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